03012386

CM 3/10

RECD S.E.C. MAR 0 3 2003 1086

RECD S.E.C. MAR 0 3 2003 1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARAL & COMPANY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER 2300
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL CHAPEY (415)362-0292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERBSTMAN, STEPHEN MICHAEL
(Name – *if individual, state last, first, middle name*)

44 MONTGOMERY ST STE 1210	SAN FRANCISCO	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL CHAPEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARAL & COMPANY INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTORIA GENERAO
Comm. # 1284124
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Nov. 16, 2004

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN HERBSTMAN, M.S.
CERTIFIED PUBLIC ACCOUNTANT
44 MONTGOMERY STREET, SUITE 1210
SAN FRANCISCO, CALIFORNIA 94104

TEL (415) 834-0470
FAX (415) 788-5605
SHTAX@AOL.COM

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
GARAL & COMPANY, INC.

I have audited the statement of financial condition of Garal & Company, Inc. as of December 31, 2002 and the related statements of income, changes in financial condition, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garal & Company, Inc. as of December 31, 2002, the results of its operations and the changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying supporting schedules of computation of net capital, statement of exemption from Rule 15c3-3, reconciliation of computation of net capital with focus report unaudited net capital, and report describing no material inadequacies is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen Herbstman, CPA

February 24, 2003

GARAL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current Assets		
Cash		$ 11,043
Total Current Assets		11,043
TOTAL ASSETS		$ 11,043

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		$ -
Stockholders' Equity		
Capital Stock	$ 16,000	
Additional Paid-in-Capital	17,000	
Retained Earnings	(21,957)	11,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 11,043

See accompanying auditor's report and notes to Financial Statements.